SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ) *

                          Amwest Insurance Group, Inc.
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                                (Name of issuer)

                          Common Stock, $.01 Par Value
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                         (Title of class of securities)

                                    032345100
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                                 (CUSIP number)

                Mr. Phillip E. Huff, Vice President and Treasurer
             6320 Canoga Avenue, Suite 300, Woodland Hills, CA 91367
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           (Name, address and telephone number of person authorized to receive notices and communications)

                                 March 14, 1996
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             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
 .

          Check the following box if a fee is being paid with the statement X . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 Pages

-------------------

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.  032345100              13D              Page   2  of 5 Pages

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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        Guy A. Main


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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *       (a)
                                                                          ----


                                                                      (b)  X
                                                                          ----

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     3       SEC USE ONLY


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     4       SOURCE OF FUNDS *
                        PF, OO

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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                                                        ----
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States of America

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                            7      SOLE VOTING POWER
                                               3,925 shares


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       NUMBER OF            8      SHARED VOTING POWER
        SHARES                                 493,566 shares

     BENEFICIALLY
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                        ------------------------------------------------------
       OWNED BY             9      SOLE DISPOSITIVE POWER
    EACH REPORTING                             3,925 shares
      PERSON WITH
                        ------------------------------------------------------
                        ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                               493,566 shares


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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        497,491 shares

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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES *


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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        14.9%

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     14      TYPE OF REPORTING PERSON *
                        IN

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Item 1.    Security and Issuer

               This Schedule 13D relates to the shares of Common Stock, $.01 par value (the "Shares"), of Amwest Insurance Group, Inc., a Delaware corporation ("Amwest"). The principal executive offices of Amwest are located at 6320 Canoga Avenue, Suite 300, Woodland Hills, California 91367.

Item 2.    Identity and Background

               This Schedule 13D is being filed by Guy A. Main ("Main") having his business address at 2361 Rosecrans Avenue, El Segundo, California 90245. Main is employed as the Executive Vice President of Amwest and is a citizen of the United States of America.

                During the last five years, Main has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

               Main acquired a total of 489,305 Shares upon the consummation of a merger between Amwest and Condor Services, Inc. ("Condor") on March 14, 1996 whereby each share of Condor common stock was exchanged for 0.5 shares of Amwest common stock. Prior to the completion of the merger, Main beneficially owned 900 Shares. On October 5, 1996, Main acquired an additional 61 Shares pursuant to a private purchase from a former Condor employee. On January 3, 1997, Main acquired an additional 3,300 Shares pursuant to the exercise of stock options. All 493,566 Shares detailed above are held by the Main Family Trust of which Main and his wife serve as Co-Trustees thus sharing voting and dispositive power.

               In addition to the 493,566 Shares detailed above, Main in his capacity of Executive Vice President has vested stock options totaling 3,925 Shares which are deemed beneficially owned by Main pursuant to Rule 13d-3.

Item 4.    Purpose of Transaction

               Main acquired 489,305 Shares pursuant to the consummation of the merger coupled with the 900 Shares previously owned, 61 Shares pursuant to a private purchase from a former Condor employee, 3,300 Shares pursuant to the exercise of stock options. None of the reasons enumerated in Item 4 of Schedule 13D are applicable to the acquisition of these shares. Main has received options to purchase shares pursuant to Amwest's Stock Option Plan. Main's beneficial ownership will continue to increase in the future as additional options that are not vested within 60 days after the date hereof become vested, and if Main is granted additional options to purchase shares.

Item 5.    Interest in Securities of the Issuer

               Main beneficially owns an aggregate of 497,491 Shares, representing 14.9% of the outstanding shares as computed in accordance with SEC Rule 13d-3(d)(1)(i). A total of 493,566 Shares are held by the Main Family Trust of which Main and his wife serve as Co-Trustees. In his capacity as Co-Trustee, Main has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, such Shares. In addition, 3,925 Shares beneficially owned by Main represent shares which may be acquired by Main within 60 days of February 10, 1997, pursuant to the exercise of options under Amwest's Stock Option Plan.
                                Page 3 of 5 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

               Main serves as Executive Vice President of Amwest. Main is a party to a Senior Executive Severance Agreement with Amwest, pursuant to which Main is entitled to certain compensation in the event his employment with Amwest is terminated under certain conditions. Main is also a party to an indemnity agreement with Amwest regarding Main's actions as an officer and director of Amwest. Pursuant to the terms of his employment, Main from time to time may receive options to purchase Shares.

Item 7.    Material to be filed as Exhibits

               None







































                                Page 4 of 5 Pages


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1997


                                  /s/  GUY A. MAIN
                                  ----------------------------

                                     Guy A. Main







































                                Page 5 of 5 Pages

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